Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2006-MTNDD021 Subject to Completion, Dated June 5, 2006)

Citigroup Funding Inc.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Callable CMS Spread Range Accrual Notes

Due 2011

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

June 5, 2006

Callable CMS Spread Range Accrual Notes

Due 2011

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Callable CMS Spread Range Accrual Notes Due 2011 (the “Notes”) are callable fixed income investments that offer investors the safety of 100% principal protection at maturity or call and the potential for periodic income. However, instead of paying periodic income at a fixed rate of interest, as in most traditional fixed income investments, the potential quarterly interest payments on these Notes are variable and may be zero. The level of periodic income these Notes produce, if any, is based upon the number of days the spread of the 10-year Constant Maturity Swap Rate (“CMS10”) and the 2-year Constant Maturity Swap Rate (“CMS2”) (the “CMS Spread”) is determined to be greater than or equal to 0.00%. We may call the Notes on each Interest Payment Date beginning approximately six months after the Issue Date for 100% of the principal amount of Notes you then hold, plus any accrued, unpaid interest.

The Notes are callable fixed income securities issued by Citigroup Funding Inc. that have a maturity of approximately five years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. The amount of any quarterly interest payments due on the Notes will vary and could be zero. Interest payments, if any, will be based on the CMS Spread on each calendar day. For each calendar day that the CMS Spread is greater than or equal to 0.00%, the Notes will bear interest at a rate of approximately 6.5% to 7.5% per annum (to be determined on the Pricing Date). On each calendar day on which the CMS Spread is determined to be less than 0.00%, no interest will accrue on the Notes.

We may call the Notes, in whole and not in part, for mandatory redemption on each Interest Payment Date beginning approximately six months after the Issue Date. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued, unpaid interest.

These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to the CMS Spread on a principal-protected basis with the potential for current income but who are willing to forego current income if the CMS Spread is less than 0.00%.

■	Investors expecting that the CMS Spread will not be less than 0.00% for an extended period of time in the next five years.

■	Investors who seek to add a structured investment based on the CMS Spread to their portfolio for diversification purposes.

These Notes may not be a suitable investment for investors who require regular fixed income payments since the quarterly interest payments, if any, are based on the performance of the CMS Spread and may be zero.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” on the following page.

Preliminary Terms

Issuer:	Citigroup Funding Inc.

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company

Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee of payments due on the Notes, including interest payments (if any)

Principal Protection:	100% on the Maturity Date

Security:	Callable CMS Spread Range Accrual Notes due 2011

Sole Underwriter:	Citigroup Global Markets Inc.

Pricing Date:	, 2006

Issue Date:	, 2006

Maturity Date:	Approximately five years after the Issue Date

Issue Price:	100% of the principal amount

The CMS Spread:	CMS10 minus CMS2, each as quoted on by Reuters on Page “ISDAFIX1,” or any substitute page, at 11:00 a.m. (New York time) on each calendar day; provided that for each calendar day on which CMS10 or CMS2 is not available, CMS10 or CMS2, as the case may be, will be the rate most recently quoted on Reuters on Page “ISDAFIX1,” or any substitute page, at 11:00 a.m. (New York time); and provided further that the CMS Spread for each of the last four calendar days of an Interest Calculation Period will be the same as the CMS Spread on the fifth calendar day prior to the end of the Interest Calculation Period

Interest Rate:	Approximately 6.5% to 7.5% per annum (to be determined on the Pricing Date) x (the number of Accrual Days / the number of calendar days in an Interest Calculation Period)

Accrual Day:	Any calendar day in an Interest Calculation Period on which the CMS Spread is determined to be greater than or equal to 0.00%

Interest Calculation Period:	Each three-month period from and including the Issue Date or an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date or the Maturity Date

Interest Payment Dates:	Quarterly on the th of each March, June, September and December, beginning on September , 2006 and ending on the Maturity Date

Call Feature:	Callable quarterly in whole, but not in part, on any Interest Payment Date beginning on , 2006

Payment at Call:	100% of the principal amount of Notes then held, plus any accrued, unpaid interest

Call Notice:	Not less than 10 calendar days

Payment at Maturity:	100% of the principal amount

Denominations:	Minimum denominations and increments of US$1,000

Listing:	None

Underwriting Discount:	0.00%

Calculation Agent:	Citigroup Financial Products Inc.

Fees and Conflicts:	Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of instruments, such as options, swaps or futures, based upon the relevant Constant Maturity Swap Rates by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products Inc.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Benefits of the Notes

■	Income Potential

The Notes offer the possibility of current income in the form of variable interest, if any, payable quarterly. The interest rate will depend on the CMS Spread on each calendar day of an Interest Calculation Period.

■	Principal Protection

At call or on the Maturity Date, we will pay you the principal amount of the Notes you then hold (plus any accrued, unpaid interest) regardless of the performance of the CMS Spread.

Key Risk Factors for the Notes

■	Possibility of No Return

The interest payable on the Notes will vary and may be zero. The interest payable, if any, on each Interest Payment Date will depend on the CMS Spread on each calendar day of an Interest Calculation Period. For each calendar day that the CMS Spread is less than 0.00%, no interest will accrue on the Notes. If the CMS Spread is less than 0.00% on every calendar day of an Interest Calculation Period, no interest will be paid on the Notes on the relevant Interest Payment Date.

■	Early Redemption of the Notes Will Limit the Time During Which You Could Accrue Interest

If we exercise our option to call the Notes, you will receive only the principal amount of Notes you then hold, plus any accrued, unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original Maturity Date of the Notes

■	The Level of the CMS Spread Will Affect Our Decision to Call the Notes

It is more likely we will call the Notes prior to the Maturity Date if the level of the CMS Spread is greater than 0.0%, resulting in quarterly interest payments on the Notes in an amount greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the Notes, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

■	Potential for a Lower Comparable Yield

Quarterly interest payments, if any, are linked to the CMS Spread, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Less Than Your Initial Investment

Due to, among other things, our right to call the Notes, changes in the CMS Spread, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor, of any payments due on the Notes.

The CMS Spread

The following table sets forth, for each of the quarterly periods indicated, the high and low levels of the CMS Spread, as reported on Reuters. The historical data on the CMS Spread is not necessarily indicative of the future performance of the CMS Spread or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	1.053%	1.575%	2.020%	2.408%
	Low	0.289	1.065	1.397	1.879
2002	High	2.410	2.124	2.530	2.462
	Low	1.872	1.917	1.967	2.075
2003	High	2.530	2.563	2.983	2.743
	Low	2.309	2.147	2.382	2.349
2004	High	2.502	2.461	2.011	1.664
	Low	2.262	1.937	1.514	1.126
2005	High	1.164	0.797	0.398	0.291
	Low	0.733	0.345	0.178	0.088
2006 (through June 2, 2006)	High	0.147	0.273
	Low	-0.037	0.113

The CMS Spread, calculated as the difference between CMS10 and CMS2, as each were quoted on Reuters page “ISDAFIX1” at 11:00 a.m. (New York time) on June 2, 2006, was 0.192%.

Historical Graph

The following graph shows the daily values of the CMS Spread in the period from January 1, 1996 through May 25, 2006 using historical data obtained from Reuters. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

Hypothetical Interest Payment Examples

The table below presents example of hypothetical quarterly interest accrued on the Notes based on the total number of Accrual Days occurring during an Interest Calculation Period beginning on June 22, 2006. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:

■	Pricing date: June 16, 2006

■	Issue date: June 22, 2006

■	Principal amount: US$10,000 (or 10 Notes)

■	Maturity date: June 22, 2011

■	An interest calculation period consisting of ninety calendar days

■	Interest Rate: 7.00% per annum

■	The Notes are purchased on the Issue Date and are not called by us or sold by the investor prior to the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual quarterly interest payments, if any, will depend on the actual interest rate and the actual number of accrual days in each Interest Calculation Period.

Total Accrual Days During Interest Calculation Period	Hypothetical Quarterly Interest Rate Accrued (per annum)	Hypothetical Quarterly Interest Payment per $10,000
0	0.00%	$0.00
10	0.78%	$19.44
20	1.56%	$38.89
30	2.33%	$58.33
40	3.11%	$77.78
50	3.89%	$97.22
60	4.67%	$116.67
70	5.44%	$136.11
80	6.22%	$155.56
90	7.00%	$175.00

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

■	Any payments of stated interest on the Notes will be taxable to a U.S. holder as ordinary interest at the time such payments are accrued or received.

■	Any gain or loss upon the sale or disposition of the Note will be capital gain or loss equal to the difference between the amount realized on the sale or disposition (less any accrued stated interest, which will be taxable as such) and the U.S. holder’s tax basis in such Note. Such gain or loss will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes, if any, and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form), and such payments or gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

You should refer to the preliminary pricing supplement and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase Notes cover only owners and not employees.

Additional Considerations

If CMS10 or CMS2 is not available on Reuters page “ISDAFIX1,” or any substitute page thereto, the Calculation Agent may determine CMS10 or CMS2 in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Determination of the CMS Spread” in the preliminary pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.